Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

Via EDAGR

January 17, 2025

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ucommune International Ltd
Response to the Staff’s Comments on the Annual Report on Form 20-F for the Fiscal Year ended December 31, 2023 (File No. 001-39738)

Ladies and Gentlemen,

On behalf of Ucommune International Ltd (the “Company”), we are hereby submitting this letter in response to a comment letter from the staff (the “Staff”) of the Securities and Exchange Commission dated December 20, 2024 on the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed on April 25, 2024 (the “2023 Form 20-F”).

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the 2023 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2023

Introduction, page ii

1.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of your VIE.

RESPONSE: In response to the Staff’s comment, the Company undertakes to refrain from using terms such as “we” or “our” when describing activities or functions of the VIEs and implying that the historical contractual agreements were equivalent to equity ownership in the VIEs in its future Form 20-F filings. The Company also undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with deletions shown in strikethrough and additions in underline showing the changes against the disclosure in the 2023 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

●	“we,” “us,” “our company,” “our” or “Ucommune” refers to (1) Ucommune International Ltd, a Cayman Islands exempted company~~,~~ and its subsidiaries, and~~,~~ (2) in the context of describing our operations and consolidated financial statements, the consolidated VIEs. The consolidated VIEs are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. Ucommune International Ltd is a holding company with no material operations of its own. We do not have any equity ownership in the consolidated VIEs;

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Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊  ●  桑西尼  ●  古奇  ●  罗沙迪律师事务所

austin    beijing    boston    BOULDER    brussels    hong kong    london    los angeles    new york    palo alto
SALT LAKE CITY    san diego    san francisco    seattle    shanghai    washington, dc    wilmington, de

ITEM 3. KEY INFORMATION

Implications of Being a Company with the Holding Company Structure and the VIE Structures

The VIE Structures and Associated Risks

Ucommune International Ltd, the Parent, is not a Chinese operating company but a ~~is the ultimate~~ Cayman Islands holding company with no equity ownership in the VIEs and no material operations of its own. The Parent carries out its business in China through the WFOEs and their respective contractual arrangements, commonly known as the VIE structures, with the VIEs based in China and their respective shareholders, due to the PRC regulatory restrictions on direct foreign investment in value-added telecommunications services (“VATSs”) and certain other businesses. Investors in our securities are purchasing the equity securities of Ucommune International Ltd, the Cayman Islands holding company, rather than the equity securities of the VIEs in which our operations are conducted.

2.	As you previously disclosed in your Registration Statement on Form F-3 filed September 7, 2022, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

RESPONSE: In response to the Staff’s comment, the Company undertakes to add relevant disclosure in “Item 3. Key Information — Implications of Being a Company with the Holding Company Structure and the VIE Structures” in its future Form 20-F filings as follows, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

We, our PRC subsidiaries and the consolidated VIEs face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us and the VIEs, to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. The PRC government has recently issued statements and regulatory actions relating to areas such as regulatory approvals of offshore offerings, oversight on cybersecurity and data privacy, the use of VIE structure, anti-monopoly regulatory actions, as well as the uncertainty of the inspection on our auditors by the Public Company Accounting Oversight Board (the “PCAOB”). For example, the PRC anti-monopoly and competition laws and regulations are evolving, and there remains uncertainties as to how the anti-monopoly laws, regulations and guidelines will impact our business and results of operations. See “— D. Risk Factors — Risks Related to Doing Business in China — Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.” The PRC government also has regulatory authority over the conduct of the business of us, our PRC subsidiaries and the consolidated VIEs, and may intervene with or influence our operations or the development of the agile office space industry as it deems appropriate to further regulatory, political and societal goals. See “— D. Risk Factors —Risks Related to Our Corporate Structure — If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future our securities may decline in value or become worthless.” These statements and regulatory actions may impact our ability to conduct certain businesses, accept foreign investments, or list on a U.S. or other foreign exchange. Such risks could result in a material change in our operations and/or the value of our Class A ordinary shares, significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For further details, see “— D. Risk Factors — Risks Related to Doing Business in China — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Class A ordinary shares.”

The VIE Structures and Associated Risks, page 1

3.	Please revise this section to provide a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity, and a description of the contractual arrangements with the VIEs and their respective shareholders, as you have done on pages 95-99.

RESPONSE: In response to the Staff’s comment, the Company undertakes to replicate (1) the diagram of the Company’s corporate structure disclosed in “Item 4. Information of the Company — C. Organizational Structure” of the 2023 Form 20-F on page 95 and (2) the description of the contractual arrangements with the VIEs and their respective shareholders to “Item 3. Key Information — Implications of Being a Company with the Holding Company Structure and the VIE Structures — The VIE Structures and Associated Risks” in its future Form 20-F filings, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

Cash and Asset Flows through Our Organization, page 2

4.	As you previously disclosed in your Registration Statement on Form F-3 filed September 7, 2022, provide a description of how cash is transferred through your organization and describe your cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.). State whether any transfers have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. In this regard, your disclosure only speaks to dividends and distributions. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with deletions shown in strikethrough and additions in underline showing the changes against the disclosure in the 2023 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

ITEM 3. KEY INFORMATION

…

Implications of Being a Company with the Holding Company Structure and the VIE Structures

…

Cash and Asset Flows through Our Organization

Cash may be transferred within our organization in the following manner: (1) the Parent may transfer funds to our subsidiaries, including our PRC subsidiaries, by way of capital contributions or loans; (2) the Parent and our subsidiaries may provide loans to the VIEs and vice versa; (3) funds may be transferred from the VIEs to the WFOEs, as service fees for services contemplated by the contractual arrangements; (4) our PRC subsidiaries, including the WFOEs, may pay dividends to their shareholders, which are the Parent’s subsidiaries incorporated in Hong Kong and indirectly wholly-owned by the Parent; and (5) our non-PRC subsidiaries may make dividends or other distributions to the Parent. Because the WFOEs are the primary beneficiary of the VIEs through contractual arrangements and the Parent and its subsidiaries do not have equity ownership in the VIEs, neither the Parent nor its subsidiaries are able to make direct capital contributions to the VIEs or their respective subsidiaries, and the VIEs are not able to make dividends or other distributions to the Parent.

In light of our holding company structure and the VIE structures, our ability to pay dividends to the shareholders, and to service any debt we may incur may highly depend upon dividends paid by the WFOEs to us and service fees paid by the VIEs to the WFOEs, despite that we may obtain financing at the holding company level through other methods. For instance, if any of the WFOEs or the VIEs incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us and our shareholders, as well as the ability to settle amounts owed under the contractual arrangements. ~~As of the date of this annual report, none of Ucommune International Ltd, the WFOEs and the VIEs has paid any dividends or made any distributions to their respective shareholders, including any U.S. investors, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Dividend Policy” for details. In 2021, 2022 and 2023, the total amount of the service fees that the VIEs paid to the WFOEs under the contractual arrangements was nil, nil and nil, respectively. We expect to continue to distribute earnings and settle the service fees owed under the contractual arrangements at the request of the WFOEs and based on our business needs, and do not expect to declare dividend in the foreseeable future.~~

…

As of the date of this annual report, none of Ucommune International Ltd, the WFOEs and the VIEs has paid any dividends or made any distributions to their respective shareholders, including any U.S. investors, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Dividend Policy” for details. In 2021, 2022 and 2023, the Parent made loans to our subsidiaries located outside China of RMB474.8 million, RMB15.7 million and RMB0.3 million (US$40,000), respectively, and collected loans from such subsidiaries of RMB216.5 million, RMB7.2 million and RMB62.9 million (US$8.9 million) in the same periods, respectively. In 2021, 2022 and 2023, the VIEs received loans from our PRC subsidiaries of RMB140.5 million, RMB201.0 million and RMB43.2 million (US$6.1 million), respectively, and made repayments of RMB151.8 million, RMB184.6 million and RMB54.6 million (US$7.7 million), respectively, in the same periods; and, in 2021, 2022 and 2023, the VIEs received loans from our subsidiaries located outside China of RMB230.5 million, RMB21.7 million and RMB277.3 million (US$39.1 million), respectively, and made repayments of RMB24.2 million, RMB12.7 million and RMB305.1 million (US$43.0 million), respectively, in the same periods. In addition, in 2021, the VIEs collected loans from our PRC subsidiaries of RMB5.6 million (US$0.8 million). In 2021, 2022 and 2023, the total amount of the service fees that the VIEs paid to the WFOEs under the contractual arrangements was nil, nil and nil, respectively. We expect to continue to distribute earnings and settle the service fees owed under the contractual arrangements at the request of the WFOEs and based on our business needs, and do not expect to declare dividend in the foreseeable future. Except as disclosed above, in 2021, 2022 and 2023, there was no other cash transfer among Ucommune International Ltd, our subsidiaries and the VIEs, and there were no material asset transfers other than cash transfers within our organization. For details of our cash transfers during the relevant years, see “Item 3. Key Information — Implications of Being a Company with the Holding Company Structure and the VIE Structures — Financial Statement Information Related to the VIE Structures” and our consolidated financial statements and the notes thereto included elsewhere in this annual report.

We have established stringent controls and procedures for cash flows within our organization based on internal cash management policies. Each transfer of cash among the Parent, our subsidiaries and the VIEs is subject to internal approval. To effect a cash transfer, a number of steps are needed, including but not limited to the issuance of payment receipt, logging into the online banking system and completing its verification process, inspection of the invoice, and payment execution. Only the finance department is authorized to make cash transfers. Within the finance department, the roles of payment approval, payment execution, record keeping, and auditing are segregated to minimize risk.

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Our Operations in China and Permissions Required from the PRC Authorities for Our Operations, page 10

5.	Revise this section to provide comparable disclosure to the discussion of permissions required to operate your business and offer securities to investors that appears in your Registration Statement on Form F-3 filed September 7, 2022.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with deletions shown in strikethrough and additions in underline showing the changes against the disclosure in the 2023 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

ITEM 3. KEY INFORMATION

…

Implications of Being a Company with the Holding Company Structure and the VIE Structures

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Our Operations in China and Permissions Required from the PRC Authorities for Our Operations

We, through the WFOEs and the VIEs, conduct our operations in China. Our operations in China are governed by PRC laws and regulations. We and the VIE are required to obtain certain licenses, permits and approvals from relevant governmental authorities in China in order to operate our business. Specifically, as of the date of this annual report: (1) each of the WFOEs and the VIEs has obtained a business license; (2) Beijing U Bazaar, through which we conduct our VATS business, including value-added online services for our members, has obtained a value-added telecommunications license for internet information service and online data processing and transactions; (3) Beijing Dongyi Yuanda Architectural Decoration Engineering Co., Ltd and Guangdong Wanhe Construction Engineering Co., Ltd, which engage in construction services, have obtained certificates for construction qualification and safety production licenses; and (4) most of our self-operated model spaces have completed the required as-built acceptance check on fire prevention or fire safety filing. However, a small number our self-operated model spaces have not completed such as-built acceptance check on fire prevention or fire safety filing. As of the date of this annual report, as advised by our PRC counsel, Jingtian & Gongcheng, the WFOEs and the VIEs have obtained the licenses, permits and registrations from the PRC government authorities necessary for our business operations in China~~, including, among others, value-added telecommunications licenses~~. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, and the promulgation of new laws and regulations and amendment to the existing ones, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations in the future. We cannot assure you that we or the VIEs will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we or the VIEs may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us or the VIEs may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of any securities we offer to significantly decline or become worthless. For details, see “— D. Risk Factors — Risks Relating to Doing Business in China — Any lack of requisite approvals, licenses or permits applicable to our business may materially and adversely affect our business, financial condition and results of operations.”

On December 28, 2021, the Cyberspace Administration of China (the “CAC”) and other 12 PRC regulatory authorities jointly issued an amendment to the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”), which took effect on February 15, 2022. See “Item 4. Information on the Company — Regulation — Regulations Relating to Internet Information Security and Privacy Protection.” Pursuant to the Cybersecurity Review Measures, in addition to “critical information infrastructure operators” who procure internet products and services that affect or may affect national security shall be subject to a cybersecurity review, any “online platform operators” carrying out data processing activities that affect or may affect national security should also be subject to the cybersecurity review requirements. The Cybersecurity Review Measures also provide that if a “online platform operator” holding personal information of more than one million users intends to go public in a foreign country, it must apply for a cybersecurity review. In addition, the relevant PRC governmental authorities may initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security. ~~As of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review.~~ As of the date of this annual report, we have not been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities, nor have we received any inquiry, notice, warning, or sanction in such respect. Based on the opinion of our PRC counsel, Jingtian & Gongcheng, we are not required to file an application for the cybersecurity review by the CAC for our previous issuance of securities to foreign investors as of the date of this annual report because (1) we are not in the industry or business operation that involves critical information infrastructure operation, nor do we operate as an online platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC; (2) we are not in possession of personal information of over one million users; and (3) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying us as a critical information infrastructure operator or an online platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC. However, if we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our applications from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. See “— D. Risk Factors — Risks Relating to Doing Business in China — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Class A ordinary shares” and “— D. Risk Factors — Risks Relating to Doing Business in China — We may be liable for improper use or appropriation of personal information provided by our customers.”

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Summary of Risk Factors, page 12

6.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the filing. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with deletions shown in strikethrough and additions in underline showing the changes against the disclosure in the 2023 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

ITEM 3. KEY INFORMATION

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D. Risk Factors

Summary of Risk Factors

…

Risks Related to Doing Business in China

●	C~~c~~hanges in China’s economic, political or social conditions or government policies could materially and adversely affect our business. Given the current regulatory environment in the PRC, the interpretation and enforcement of PRC laws may change quickly and subject to any future actions within the discretion of PRC authorities. See “— Risks Related to Doing Business in China — Changes in China’s economic, political or social conditions or government policies could materially and adversely affect our business”;

●	U~~u~~ncertainties with respect to the PRC legal system could adversely affect us. Certain rules and regulations may change quickly with little advance notice, and there may be risks and changes regarding the interpretation and enforcement of PRC laws and regulations, which may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us”;

●	~~the Chinese government’s substantial influence to intervene or influence our operations at any time~~The PRC government has regulatory oversight and authority over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. We, our PRC subsidiaries and the VIEs face various legal and operational risks related to being based in and having significant operations in China. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. See “— Risks Related to Doing Business in China — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Class A ordinary shares”;

●	We face material risks relating to our corporate structure. The Parent is not a Chinese operating company but a Cayman Islands holding company with operations conducted by our subsidiaries and through contractual arrangements with VIEs based in China, and this structure involves unique risks to investors. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. ~~compliance of the contractual arrangements that establish our corporate structure for operating our business~~See “— Risks Related to Doing Business in China — If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future our securities may decline in value or become worthless”; and

●	O~~o~~ur securities ~~being~~ will be delisted under the HFCAA if the PCAOB is unable to inspect the audit working papers related to us, which are located in China. See “— Risks Related to Doing Business in China — Our securities will be delisted and be prohibited from trading in the over-the-counter market in the United States under the Holding Foreign Companies Accountable Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment”.

Risks Relating to Doing Business in China, page 37

7.	We note the changes you made, among others, to your discussion of the legal and operational risks associated with doing business in China from your Registration Statement on Form F-1 filed January 27, 2022. It is unclear to us that there have been changes in the regulatory environment in the PRC since the review of your Form F-1 warranting revised disclosure to mitigate the challenges you face concerning the impact of the PRC government and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. Please restore your disclosures here and in all other places where you discuss the legal risks of operating in China to the disclosures as they existed in the registration statement.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with deletions shown in strikethrough and additions in underline showing the changes against the disclosure in the 2023 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed. The Company also respectfully refers to the Company’s response to comment #6 above, wherein the Company has set forth proposed revisions to the disclosures under “Item 3. Key Information — D. Risk Factors — Summary of Risk Factors” section.

ITEM 3. KEY INFORMATION

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D. Risk Factors

Risks Relating to Doing Business in China

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Uncertainties with respect to the PRC legal system could adversely affect us.

We face risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has significantly enhanced the protection afforded to various forms of foreign investments in China. However, these laws and regulations may not sufficiently cover all aspects of economic activities in China. In addition, as many of these laws and regulations are relatively new and continue to evolve, the interpretation and enforcement of them involve uncertainties. Moreover, the implementation of new rules, laws and regulations may significantly affect the industry in which we operate, which could affect the value of our securities, such as causing our securities to significantly decline in value or become worthless.

The interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we obtain. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. We may ~~also~~ not be aware of our violation of any of government policies and rules until after the violation occurs. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. As a result, we cannot assure you that sufficient legal protection as anticipated would be available to you and us.

***

If you have any further questions, please contact the undersigned by telephone at 86-10 6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:	K. Ronnie Li, Esq., Partner, Wilson Sonsini Goodrich & Rosati Zirui Wang, Chief Executive Officer, Ucommune International Ltd